[SEC CORRESPONDENCE]

Advanced BioEnergy, LLC

8000 Norman Center Drive, Suite 610

Bloomington, MN 55437

February 1, 2016

VIA EDGAR

Securities and Exchange Commission

Mail Stop 4630

Washington, D.C. 20549

Re:	Advanced BioEnergy, LLC

Form 10-K for the Fiscal Year Ended September 30, 2015

Filed January 5, 2016

File No. 0-52421

Ladies and Gentlemen:

Advanced BioEnergy, LLC (the “Company”) has received your comment letter dated January 20, 2016 regarding the filing listed above. The Company’s response follows the SEC staff comment.

SEC Comment

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations – Year ended September 30, 2015 Compared to Year Ended September 30, 2014, page 29

1.	We note your disclosure that your table reflects quantities of your products sold at average net prices, as well as bushels of corn ground and therms of natural gas burned at average costs for fiscal 2015 and fiscal 2014; however, your table appears to reflect sales and costs as a percentage of total sales. Please supplementally provide us with the information you intended to include in your filing based on this disclosure and ensure that you include the quantities and average price or cost information in future periodic filings, including quarterly filings.

Company Response

The Form 10-K reported the table reflected “quantities of our products sold at average net prices as well as bushels of corn ground and therms of natural gas burned at average costs for fiscal 2015 and fiscal 2014 for our South Dakota plants only.”

The table as presented disclosed instead:

(i) total net sales by product category (ethanol, distillers grains and corn oil) and for each product, its percent of total revenue; and

(ii) total product cost by product (corn and natural gas) and for each product, its percent of total product cost.

We have attached as Exhibit A to this letter a revised table that reports quantity and average price information for fiscal 2015 and 2014 product sales and product costs. We will present this information in our future fiscal 2016 quarterly filings.

Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes this correspondence addresses the staff’s comments. If you have any questions regarding this correspondence, please contact me at 763- 226-2709.

Very truly yours,

/s/ Christine Schumann
Christine Schumann Vice President-Finance

Exhibit A

Year Ended September 30, 2015 Compared to Year Ended September 30, 2014

The following table reflects quantities of our products sold at average net prices as well as bushels of corn ground and therms of natural gas burned at average costs for fiscal 2015 and fiscal 2014 for our South Dakota plants only:

	Year Ended September 30, 2015		Year Ended September 30, 2014
Product Sales Information	Quantity	Average Price	Quantity	Average Price
	(In thousands)		(In thousands)
Ethanol (gallons)	84,378	$1.42	77,896	$2.07
Distillers grains (tons)	182	$168.64	159	$222.08
Corn Oil (pounds)	5,959	$0.21	7,192	$0.25

Product Cost Information	Quantity	Average Cost	Quantity	Average Cost
Corn (bushels)	29,903	$3.38	27,690	$3.94
Natural Gas (therms)	2,360	$3.80	2,307	$6.74